Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 3, 2021
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sassi Masliah and Guy Kofman, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares, par value 0.02 New Israeli Shekels. of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on June 29, 2021 at the 2021 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Tuesday, August 3, 2021 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2021 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 2, 3 (in the event Proposal 2 is not approved), 4 and 5), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 2, 3 (in the event Proposal 2 is not approved), 4 or 5, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned checks the relevant box for Items 2A, 3A, 4A and/or 5A, as described below, in which case this proxy will be voted FOR Proposal 2, 3, 4 and/or 5 as well, as applicable).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 2, 3 (in the event Proposal 2 is not approved), 4 or 5 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 2, 3 (in the event Proposal 2 is not approved), 4 or 5 by checking the box “FOR” in Item 2A, 3A, 4A or 5A (as applicable) on the reverse side, or (ii) indicates that he, she or it (or a related party thereof) is a controlling shareholder and/or has a conflict of interest in the approval of Proposal 2, 3, 4 or 5 by checking the box “AGAINST” in Item 2A, 3A, 4A or 5A (as applicable) on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

August 3, 2021

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

		FOR	AGAINST	ABSTAIN
PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” IN ITEMS 2A, 3A, 4A AND 5A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 2, 3, 4 AND 5 (RESPECTIVELY).

If you are a controlling shareholder or have a conflict of interest in the approval of Proposals 2, 3, 4 or 5, you should check the box “AGAINST” in Item 2A, 3A, 4A or 5A opposite (as applicable).

Please see “Vote Required for Approval of the Proposals” in the Proxy Statement for more information.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposals 4 and 5 only, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
1.	Re-election of each of the below-listed directors, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified:
	(a) Ms. Sarit Firon (including her compensation as chairperson of the board, if re-elected, which compensation shall apply to future chairpersons of our Board)	☐	☐	☐
	(b) Mr. Ziv Kop	☐	☐	☐
	(c) Dr. Adrian Percy	☐	☐	☐
	(d) Mr. Leon Y. Recanati	☐	☐	☐
	(e) Dr. Oded Shoseyov	☐	☐	☐
2.	Adoption of a new compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law)	☐	☐	☐
2A.
Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 2? (Please note: If you do not mark either ‘FOR’ or ‘AGAINST’, your shares will not be voted for this Proposal).
		☐	☐
3.	Approval of an amendment to the equity component of the compensation package of each of our directors, current and future.	☐	☐	☐
3A.
Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3? (Please note: If you do not mark either ‘FOR’ or ‘AGAINST’, and proposal 2 is not approved, your shares will not be voted for this Proposal).
		☐	☐
4.
Approval of an annual cash bonus for the Company’s President and Chief Executive Officer, subject to performance matrices to be approved by the Company’s compensation committee and Board on an annual basis.
		☐	☐	☐
4A.
Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 4? (Please note: If you do not mark either ‘FOR’ or ‘AGAINST’, your shares will not be voted for this Proposal).
		☐	☐
5.	Approval of an increase in the salary of the Company’s President and Chief Executive Officer.	☐	☐	☐
5A.
Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 5? (Please note: If you do not mark either ‘FOR’ or ‘AGAINST’, your shares will not be voted for this Proposal).
		☐	☐
6.	Adoption of a new equity incentive plan, the Evogene Ltd. 2021 Share Incentive Plan.	☐	☐	☐
7.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.